TraxMethod

Profit and Loss
January - May, 2022

	TOTAL
Income	
Discounts given	-11,309.76
Reimbursed Expenses	121.06
Sales	25,240.00
Services Income	81,635.90
Total Income	**$95,687.20**
GROSS PROFIT	**$95,687.20**
Expenses	
Advertising & Marketing	0.00
Advertising/Promotional	3,762.67
Promotional Items	279.07
Website	595.90
Total Advertising & Marketing	**4,637.64**
Bank Charges & Fees	128.94
Car & Truck	0.00
Fuel	72.03
Total Car & Truck	**72.03**
Charitable Contributions	1,000.00
Continuing Education	3,643.00
Contractors	8,750.00
Dues and Subscriptions	7,316.77
Insurance	0.00
Business Insurance	996.14
Total Insurance	**996.14**
Job Supplies	0.00
Training Materials	5,202.08
Total Job Supplies	**5,202.08**
Legal & Professional Services	0.00
Accountant	300.00
Bookkeeping Services	1,924.93
Rental Space	154.49
Virtual Assistant	2,190.00
Total Legal & Professional Services	**4,569.42**
Meals & Entertainment	132.00
Office Supplies & Software	0.00
Computer Software & Apps	12,556.90
Freight & Shipping	18.06
Office Supplies	767.05
Total Office Supplies & Software	**13,342.01**
Promotional Meals	2,130.82

TraxMethod

Profit and Loss
January - May, 2022

	TOTAL
QuickBooks Payments Fees	643.82
Salaries and Wages	0.00
Payroll Expenses - Fees	251.22
Payroll Taxes	5,822.90
Payroll Wages	10,720.60
Simple IRA Contributions	6,283.30
Total Salaries and Wages	**23,078.02**
Taxes & Licenses	0.00
Business Taxes & Licenses	4,584.00
Taxes - Income Taxes	12,842.00
Total Taxes & Licenses	**17,426.00**
Travel	0.00
Air Travel	4,827.76
Hotel	7,787.07
Parking	89.85
Rental Car	2,865.12
Ride-Share Programs	1,567.17
Travel Meals	630.81
Total Travel	**17,767.78**
Utilities	0.00
Cell Phone	525.58
Internet services	200.00
Total Utilities	**725.58**
Total Expenses	**$111,562.05**
NET OPERATING INCOME	**$ -15,874.85**
Other Income	
Other Income	0.00
Credit Card Rewards	31.24
Total Other Income	**31.24**
Total Other Income	**$31.24**
NET OTHER INCOME	**$31.24**
NET INCOME	**$ -15,843.61**

TraxMethod

Balance Sheet

As of May 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 6628	38,664.50
Total Bank Accounts	**$38,664.50**
Accounts Receivable	
Accounts Receivable (A/R)	9,437.50
Total Accounts Receivable	**$9,437.50**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$48,102.00**
TOTAL ASSETS	**$48,102.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card 0749	30.72
Credit Card 6792	0.00
Credit Card 8017	0.00
Credit Card Rewards - 0749	37.29
Total Credit Cards	**$68.01**
Total Current Liabilities	**$68.01**
Long-Term Liabilities	
SBA Loan	65,500.00
Total Long-Term Liabilities	**$65,500.00**
Total Liabilities	**$65,568.01**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-113,109.82
Retained Earnings	111,487.42
Net Income	-15,843.61
Total Equity	**$ -17,466.01**
TOTAL LIABILITIES AND EQUITY	**$48,102.00**

TraxMethod

Statement of Cash Flows

January - May, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-15,843.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	19,458.66
Credit Card 0749	6.01
Credit Card Rewards - 0749	37.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,501.96**
Net cash provided by operating activities	**$3,658.35**
FINANCING ACTIVITIES	
SBA Loan	53,500.00
Owner's Pay & Personal Expenses	-42,548.99
Net cash provided by financing activities	**$10,951.01**
NET CASH INCREASE FOR PERIOD	**$14,609.36**
Cash at beginning of period	24,055.14
CASH AT END OF PERIOD	**$38,664.50**